UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

       Form 10-K    Form 20-F    Form 11-K   X Form 10-Q    Form N-SAR
  ----          ----         ----          ----         ----

                     For the Period Ended June 30, 2005

                     Commission file number 333-51180
                                            ----------

                         OMEGA VENTURES GROUP, INC.
                        ---------------------------
                          Full Name of Registrant

                     299 South Main Street, Suite 1300
                     ----------------------------------
         Address of Principle Executive Offices (street and number)

                         Salt Lake City, Utah 84111
                        ----------------------------
                          City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X       (a)  The reasons described in reasonable detail in Part III of
-------- this form could not be eliminated without unreasonable effort of expense;

  X       (b)  The subject annual report, semi-annual report, transition
-------- report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.




PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five days of the date the original report was due.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John Hickey              (801)          534-4450
     -----------------------  ------------   -------------------
     Name                     Area Code      Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

        X    Yes          No
     -------      -------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        X    Yes          No
     -------      -------

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company earned no revenue during the six months ended June 30, 2006 or 2005. As a result of raising some funds in a private placement during the second quarter of 2006, during the second quarter of the current fiscal year, the Company engaged in more active operations than in the 2005 fiscal year. As a result, the Company anticipates its net loss during the three and six months ended June 30, 2005 to be 658% and 272% higher, respectively, than during the same three and six month periods ended June 30, 2005.



                         Omega Ventures Group, Inc.
                        ----------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



     Date: August 14, 2006     By:/S/ John M. Hickey
                               -------------------------------------------
                                      John M. Hickey, President